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                              June 14, 2021

       Mark Lyons
       Chief Financial Officer
       American International Group, Inc.
       175 Water Street
       New York, New York 10038

                                                        Re: American
International Group, Inc.
                                                            Form 10-K
                                                            Filed February 19,
2021
                                                            File No. 001-08787

       Dear Mr. Lyons:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed February 19, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations, page
       49

   1. We note your disclosure on page 29 that upon the occurrence of certain triggers on the part of Fortitude Re
under the applicable reinsurance agreements, your subsidiaries may elect or may be
required, to recapture the business ceded under such reinsurance agreements, which would
result in a substantial increase to your net insurance liabilities.
                                                        Please revise future
filings to discuss the nature of the triggers and provide additional information regarding
the triggers to allow an investor to fully understand the uncertainty, the likelihood of a
trigger occurring and the reasonably likely impact on financial condition, results of
operations, liquidity or capital resources.
       Sale of Fortitude Holdings, page 69

   2. We note your disclosure that the sale of Fortitude Re is subject to a post-closing purchase
 Mark Lyons
FirstName  LastNameMark   Lyons
American International Group, Inc.
Comapany
June       NameAmerican International Group, Inc.
     14, 2021
June 14,
Page 2 2021 Page 2
FirstName LastName
         price adjustment pursuant to which AIG will pay up to a maximum payment of $500 million to Fortitude Re for certain adverse development in property casualty related reserves that may occur on or prior to December 31, 2023. We also note your disclosure on page 298, that you believe the likelihood that you will have to make any material payments is remote and no material liabilities have been recorded. Please tell us the accounting guidance you considered in accounting for the post-closing purchase price adjustment and revise future filings to disclose your accounting policy, or tell us where it is disclosed.
Financial Performance Summary, page 70

3. We note throughout your MD&A you discuss the business reasons for changes in your various financial results. In circumstances where there is more than one business reason for the change, please revise future filings to quantify the incremental impact of each significant individual business reason. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 for guidance.
Business and Financial Highlights, page 89

4. We note your disclosure that during the second quarter of 2020, AIG entered into a series
         of quota share reinsurance agreements, including with Lloyd   s
Syndicate 2019, a Lloyd   s
         syndicate managed by Talbot, to reinsure risks related to PCG which caused net premiums
         written to decrease in 2020. To the extent the Lloyd   s Syndicate
arrangement is in the
         scope of ASC 808, please provide us and revise future filings to disclose the information required by ASC 808-10-50-1. If you do not believe the arrangement is in the scope of
         ASC 808, please tell us how you account for the arrangement and identify the relevant accounting guidance and revise future filings to disclose your accounting policies.
Consolidated Statements of Income (Loss), page 185

5. Based on disclosure on page 125, it appears you classify certain unrealized activity including changes in your allowance for credit losses and unrealized changes in the fair
         value of derivatives as realized in the    Net realized capital gains
(losses)    line item in the
         consolidated statements of income (loss). If so, please revise you current line item description or revise your presentation to more accurately present the nature of the gains
         (losses).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Lyons
American International Group, Inc.
June 14, 2021
Page 3

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief at 202-551-3423 with any questions.



FirstName LastNameMark Lyons                           Sincerely,
Comapany NameAmerican International Group, Inc.
                                                       Division of Corporation
Finance
June 14, 2021 Page 3                                   Office of Finance
FirstName LastName